Exhibit 99.1

Turquoise Hill Resources Ltd.

Change of Auditor Notice

Pursuant to National Instrument 51-102, Section 4.11

TO: PricewaterhouseCoopers LLP, Chartered Professional Accountants

AND TO: KPMG LLP, Chartered Professional Accountants

AND TO: Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General (Prince Edward Island)

Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories

Office of the Yukon Superintendent of Securities, Community Services, Yukon Government Nunavut Securities Office, Department of Justice, Government of Nunavut

NOTICE IS HEREBY GIVEN, pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), of a change of auditor of Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Corporation”) from PricewaterhouseCoopers LLP (“PwC”) to KPMG LLP (“KPMG”).

I.	Former auditor

a.

On February 17, 2020, PwC notified the Corporation of its intention to resign as the auditor of Turquoise Hill, effective as of the day immediately following the date of PwC’s report in respect of its audit of the Corporation’s consolidated financial statements for the year ended December 31, 2019. PwC will continue to act as the Corporation’s auditor until the effective date of its resignation.

b.	On February 25, 2020, the Board of Directors of the Corporation, upon recommendation by its Audit Committee, accepted the resignation of PwC.

c.	There were no modifications of opinion by PwC in PwC’s report on the Corporation’s financial statements for the two most recently completed fiscal years ended December 31, 2018 and 2017.

d.

There have been no reportable events, including disagreements, consultations or unresolved issues, as defined in Section 4.11 of NI 51-102, in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

II.	Successor auditor

a.

On February 25, 2020, the Board of Directors of the Corporation, upon recommendation by its Audit Committee, approved the appointment of KPMG as auditor to fill the vacancy that will be created by PwC’s resignation as the Corporation’s auditor, from the effective date of PwC’s resignation until the close of the next annual meeting of shareholders of the Corporation;

b.

The Board of Directors of the Corporation further approved to propose the appointment of KPMG as external auditor to the Corporation’s shareholders at Turquoise Hill’s next annual meeting of shareholders, on May 12, 2020.

Dated at Montreal, Quebec, this 27th day of February 2020.

Turquoise Hill Resources Ltd.

Per:

/s/ Luke Colton
Name: Luke Colton
Title: Chief Financial Officer